FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20459

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

November 6, 2003

Commission File Number: 001-14404

Telefónica del Perú S.A.A.

(Exact name of registrant as specified in its charter)

Telefonica of Peru

(Translation of registrant’s name into English)

Avenida Arequipa 1155

Santa Beatriz, Lima, Perú

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐            No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐            No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐            No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica del Perú S.A.A.

TABLE OF CONTENTS

Item

1.	Free translation of a letter to CONASEV dated October 23, 2003 regarding the 28th Issue of the Second Program of Commercial Paper.

2.	Free translation of a letter to CONASEV dated October 28, 2003 regarding the 28th Issue of the Second Program of Commercial Paper.

3.	Free translation of a letter to CONASEV dated October 28, 2003 regarding the 3rd quarter 2003 results for Telefónica del Perú S.A.A.

4.	Free translation of the 3rd quarter 2003 results for Telefónica del Perú S.A.A.

5.	Free translation of a letter to CONASEV dated October 30, 2003 regarding the redemption of Series B of the 27th Issue of the Second Program of Commercial Paper.

6.	Free translation of a letter to CONASEV dated October 31, 2003 regarding the redemption of Series J of the 26th Issue and Series H of the 27th Issue of the Second Program of Commercial Paper.

Item 1.

TRANSLATION

October 23, 2003

Messers.

REGISTRO PÚBLICO DEL MERCADO DE VALORES

CONASEV

Lima.-

Re: Key Events

Dear Sirs,

According to Article 28 of the Peruvian Capital Markets Law and Key Events, Private Information and Other Communications CONASEV Resolution No. 107-2002-EF/94.10, Telefónica del Perú S.A.A. informs you about the terms and conditions of the of Twenty-Eighth Issue of the Second Program of Commercial Paper.

Best regards,

Julia María Morales Valentín

Stock Exchange Representative

Item 2.

TRANSLATION

October 28, 2003

Messers.

REGISTRO PÚBLICO DEL MERCADO DE VALORES

CONASEV

Lima.-

Re: Key Events

Dear Sirs,

According to Article 28 of the Peruvian Capital Markets Law and Key Events, Private Information and Other Communications CONASEV Resolution No. 107-202-EF/94.10, Telefónica del Perú S.A.A. informs you about the result of the second public offering of the 28th Issue of the Second Program of Telefónica del Peru Commercial Paper made on October 27th and filed automatically in the Public Capital Markets Registry.

Series	Term	Amount S/.	Date of Issue	Date of Maturity
D	30	8,000,000	10/28/2003	11/27/2003
E	120	18,010,000	10/28/2003	02/25/2004
F	270	7,490,000	10/28/2003	07/24/2004
G	360	16,500,000	10/28/2003	10/22/2004

Total		50,000,000

We would also like to inform you that there is a remaining balance of S/. 25,000,000,00 (twenty-five million Nuevos Soles) within this issue.

Sincerely yours,

Julia María Morales Valentín

Stock Exchange Representative

Item 3.

TRANSLATION

GGR-135-A-    -2003

Lima, October 28th, 2003

Messers.

REGISTRO PÚBLICO DEL MERCADO DE VALORES

Lima.-

Re: Key Events

Dear Sirs,

According to the Peruvian Capital Markets Law and CONASEV Regulation No. 107-2002-EF/94.10 related to Key Events, Private Information and Other Communications, we hereby inform you that the Board of Directors of Telefónica del Perú S.A.A. held today approved the consolidated and non-consolidated financial statements of the Company corresponding to the third quarter of 2003, which will be duly registered through the MVNet system.

Likewise, the Board of Directors decided to file such financial statements with the “Comisión Nacional Supervisora de Empresas y Valores,” the Lima Stock Exchange and other relevant stock exchanges and institutions.

Please find enclosed the Management Discussion and Analysis related to the Company’s consolidated results.

Sincerely yours,

Julia María Morales Valentín

Telefónica del Perú S.A:A.

Representative to the Stock Exchange

Item 4.

Quarterly Results

Telefónica del Perú S.A.A. and subsidiaries

July – September 2003

Significant Events

A summary containing the most significant events that have occurred since July 2003 is presented below:

1.	On July 10th, Telefónica del Perú S.A.A. informed CONASEV that Mr. José Luis García Vélez was appointed Chief Executive Officer of Servicios Globales de Telecomunicaciones S.A.C., a Telefonica del Perú S.A.A. subsidiary.

2.	The Board of Directors, at a meeting held on July 22nd, approved the individual and consolidated financial statements of the Company corresponding to the second quarter of 2003 and approved their filing with the Comisión Nacional Supervisora de Empresas y Valores, the Lima Stock Exchange and other relevant institutions of the stock market.

3.	On July 24th, the Company announced the acceptance of the Public Tender Offer launched by Telefónica S.A. regarding the 100% of the capital stock of Terra Networks S.A.

4.	On August 20th, Deloitte & Touche was appointed as the external auditor for the fiscal year 2003.

5.	On August 18th and 28th, respectively, the Chairman of the Board established the dividends per share to be charged against the Retained Earnings of December 31st, 2002 in the amounts of S/. 0.029036604651280 for the second tranche and S/. 0.028571652674284 for the third and last tranche. The payment dates were set for September 5th and October 3rd, 2003, respectively.

6.	The Board of Directors, at a meeting held on October 8th, approved the following resolutions:

a.	Accepted the resignation of Mr. Vicente Murcia from the position as Director of the Company.

b.	Accepted the resignation of Mr. Eduardo Caride from the position as member of the Audit Committee.

c.	Appointed Mr. Luis J. Bastida as Director of the Company and as a member of the Audit Committee.

d.	Changed the designation of the Central Management of Planning and Development into Central Management of Strategic Planning and Development of Products and Services and appointed Mr. Renán Oliveira de Barros to fill that position.

7.	On October 15th, the Constitutional Court published on its website the Decision regarding the lawsuit challenging the constitutionality of some Articles of the Law Nº 26285 and the concession contract of the Company. The Decision declared as unfounded the allegation of unconstitutionality of the aforementioned Articles of the Law and inadmissible the remaining allegations of unconstitutionality.

TELEFÓNICA DEL PERÚ S.A.A. AND SUBSIDIARIES

Management discussion and analysis of the consolidated results for the third quarter ended September 30, 2003

It is recommended that the reading of this report be made along with the corresponding financial statements and their notes that have been presented simultaneously, since they form an integral part of this document and contain complementary information.

Economic Environment

During the 3Q03, the Gross Domestic Product (GDP) in Peru grew at an initial estimate of 3.1%, the lowest rate since 2Q02. This fact shows a deceleration of the economic activity. The deceleration in economic growth was offset by higher goods and services exports, which grew at an initial estimate of 7.6% in 3Q03, a higher rate than the one achieved in the same period of last year (6.3%).

The deceleration is mainly explained by the behavior of different domestic demand components. In effect, initial estimates indicate that private investment only grew slightly in 3Q03 due to the fact that the stimulus provided by works related to the Camisea project, investments in the textile manufacturing sector and home building activity did not significantly impact other sectors of the economy. Furthermore, private consumption also grew moderately in 3Q03, at an initial estimate of 2.5%. Despite the weak investment performance, increased consumption is expected in the next quarters as a result of the expansive fiscal policy in recent months.

The Consumer Price Index (CPI) reported a 0.42% increase during 3Q03 and a 2.17% increase during the last 12 months, while the core inflation (excluding the volatile components of the CPI) reported a 0.08% variation and a 0.68% variation, respectively. It is worth noting that the increase of the value added tax (VAT) has not represented a significant impact on prices because the majority of the manufacturers have absorbed the higher VAT. Due to these results, the Central Bank believes it will reach its inflation target for this year (1.5% - 3.5%).

Congress granted the power to the Executive to legislate on tax matters for a period of 90 days. This reform has as its cornerstones, the establishment of the bank transaction tax (ITB), which would be put in place for a period of three years, and the obligation to use the financial system for transactions valued higher than an amount yet to be defined. Starting in January 2004, the VAT would return to 18% (from its current 19%) and the Extraordinary Solidarity Tax (IES) would be eliminated completely. These measures would reduce tax collection by S/. 780 million per year, in the first case, and S/. 460 million per year, in the second case. However, official numbers estimate that the ITB would compensate for the decline in tax collection and, in part, provide for new government requirements.

The exchange rate (ask price) registered a 0.32% devaluation in 3Q03 and a 0.91% appreciation in the last 12 months, as a result of positive local macroeconomic fundamentals and reduced regional uncertainty. However, regional pressures for more resources and the expectations regarding the granting of powers to legislate on tax matters created some volatility on the exchange rate. On the other hand, because of the trade balance improvements and the constant Central Bank interventions in the exchange market, the exchange rate regained stability towards the end of the quarter.

Operating revenues

Operating revenues for 3Q03 totaled S/. 843 million, 2.0% lower than 3Q02. This result reflects the effects of the long distance and public and rural telephony competitive environment and, the impact of the new tariff plans put in place after March 14th, 2003 and the impact of the productivity factor on local telephone revenues. The decrease in revenues in the revenues of Local Telephony (7.0%), Public and Rural Telephony (9.6%) and Long Distance (4.4%), were not offset by the increases in revenues for the segments Business Communications (29.8%), Cable Television (7.9%) and Other Operating Revenues (23.6%).

Likewise, operating revenues for 9M03 totaled S/. 2,552 million, falling 2.5% from 9M02, due to the lower revenues from Long Distance (20.7%), Local Telephony (6.1%) and Public and Rural Telephony (5.9%), partially offset by the increases in revenues for the segments of Business Communications (27.6%), Cable Television (5.9%) and Other Operating Revenues (43.3%).

In fixed and public telephony, the main competitors are AT&T Perú and BellSouth Perú, which are still focused in specific segments and have maintained their market shares.

Revenues for Local Telephony totaled S/. 373 million in 3Q03, a decrease of 7.0% compared to 3Q02. This decrease is due to the introduction of new tariff plans beginning in 1Q03, as well as the application of the productivity factor (6% annually), which impacted revenues from monthly fees and measured local services. Additionally, the reduction of the Internet billed traffic caused by the increase of Flat Tariff and ADSL clients decreased those revenues. Moreover, 9M03 revenues decreased 6.1% compared to 9M02, reaching S/. 1,144 million as a result of the aforementioned factors. Lines in service showed a 7.0% increase as a result of new demand for lower consumption lines, which increased by 162 thousand lines (26.4%). It is worth noting that migration toward new tariff plans in 9M03 involved 514 thousand lines.

Revenues for Public and Rural Telephony totaled S/. 170 million in 3Q03, a 9.6% decrease compared to 3Q02, while revenues for 9M03 totaled S/. 524 million, a 5.9% decrease compared to 9M02, mainly explained by lower revenues in fixed-to-fixed domestic long distance – due to the market’s pressure on tariffs as a result of consumers’ increased use of prepaid cards instead of coins for calls that affected us as well as other operators—and increased competition in the public telephony market.

Among the segments that the Company and its subsidiaries are involved, the strongest competition is seen in the long distance segment. The main competitor is Americatel, followed by AT&T Perú and IDT. The development of the prepaid cards market and the consolidation of the multi-carrier system have been the highlights of the evolution in this segment.

In this environment, Long Distance revenues during 3Q03 dropped 4.4% compared to 3Q02, totaling S/. 91 million, mainly explained by lower tariffs in DLD and ILD. Likewise, revenues for 9M03 totaled S/. 272 million, 20.7% lower than in 9M02 due to the same reasons. The decrease was partially offset by greater revenues coming from the sale of Hola Perú cards and packaged minutes plans.

During 3Q03, the revenues from Business Communications increased 29.8% from S/. 48 million in 3Q02 to S/. 63 million in 3Q03, while for 9M03 revenues increased to S/. 179 million, 27.6% higher than 9M02. The increased revenues are mainly explained by the growth experienced by the ADSL service, which grew from 13,011 lines in service in 9M02 to 47,175 lines in service in 9M03.

The Cable Television segment, whose the main competitors are located in provinces, increased its revenues by 7.9% in 3Q03 compared to 3Q02, to S/. 81 million, and for 9M03 revenues totaled S/. 233 million, a 5.9% increase compared to the same period of last year. The increase is mainly explained by the increases in Cable Net revenues (105.4%) and monthly fee revenues of TV Cable (3.5%), whose average billable plant increased 6.4%.

Other Operating Revenues in 3Q03 grew 23.6% compared to 3Q02, totaling S/. 65 million, and totaled S/. 200 million in 9M03, a 43.3% increase compared to 9M02, mainly due to higher interconnection revenues related to higher traffic, and network adaptation, resulting from an increase in the number of operators in the market.

Operating expenses

Operating expenses totaled S/. 689 million in 3Q03, which represents a 1.4% increase from the S/. 680 million in 3Q02, mainly due to higher general and administrative expenses, which increased S/. 6 million, chiefly as a result of advertising and promotion expenses related to the new tariff plans, promotion expenses for long distance, as well as the services of Tele-attendance to clients and sale commissions from “Speedy”. The increase by S/. 3 million in depreciation expenses also contributed.

Accumulated operating expenses for 9M03 increased S/. 20 million compared to 9M02, totaling S/. 2,085 million, mainly due to the increase in the general and administrative expenses (S/. 39 million), explained by the aforementioned effects, as well as an increase in expenses from satellite rental fees. Further increases were also recorded: S/. 10 million in depreciation and amortization, S/. 3 million in provisions and S/. 3 million in materials and supplies.

EBITDA and Operating Result

Mainly as a result of the lower revenues and the increased in general and administrative expenses registered during 3Q03, EBITDA dropped 5.6% compared to 3Q02, totaling S/. 403 million. Consequently, EBITDA margin decreased from 49.7% in 3Q02 to 47.8% in 3Q03. This reduction, in conjunction with an increase in depreciation and amortization, contributed to the S/. 27 million decrease in the operating result in 3Q03 compared to 3Q02.

Likewise, accumulated EBITDA dropped 5.8% in 9M03 compared to 9M02, as a consequence of lower revenues. EBITDA margin fell from 49.3% in 9M02 to 47.6% in 9M03, while the operating result reduced by S/. 85 million in 9M03 compared to the same period of the previous year.

Non-operating Result

During 3Q03, the non-operating loss fell to S/. 80 million from S/. 130 million in 3Q02. The losses recorded in “others, net” decreased by S/. 56 million and the net financial expenses decreased by S/. 17 million as a result of the reduction in the debt balance and the lower interest rates. This was partially offset by the lower positive effect of the monetary correction (REI) registered in 3Q03 (S/. 3 million) compared to 3Q02 (S/. 25 million).

In 9M03, the non-operating loss decreased by S/. 69 million compared to 9M02, due to the reduction of the net financial expenses by S/. 62 million during the period –mainly because of the lower debt level resulting from cash flow generation and the lower interest rates obtained by the Company-, and to the decreased negative effect of the monetary correction (REI) by S/. 16 million. The losses recorded in “others, net” amounted S/. 165 million in 9M03, a S/. 10 million increase in relation to the one recorded in 9M02, mainly because of the sale Terra Networks shares.

Net result

As a result of the reduction in the non-operating loss, the net result increased from S/. 4 million in 3Q02 to S/. 25 million in 3Q03. Nevertheless, the net result fell from S/. 87 million in 9M02 to S/. 58 million in 9M03, due to the decreased operating result.

Consolidated Balance Sheet

The liquidity levels of the Company – measured by the current assets-over-current liabilities ratio – increased from 0.48 in 2Q03 to 0.58 in 3Q03. This increase is explained by the reduction in the current portion of long-term debt from 9.8% in the 2Q03 to 4.4% of total debt in the 3Q03, and by the reduction of other accounts payable (17.7%), due to the dividend payment during the quarter.

Furthermore, the Company has continued its debt reduction process in line with the important effort to generate free cash flow. Thus, financial debt in 3Q03 was S/. 1,861 million, which equals a S/. 163 million reduction compared to 2Q03 and a S/. 995 million reduction compared to 3Q02. As a result, the “debt over debt plus equity” ratio was reduced from 38.1% in 2Q03 to 36.0% in 3Q03. The “interest coverage” ratio – EBITDA over net interests – rose from 10.6 in 3Q02 to 17.0 in 3Q03; and the “debt coverage” ratio – debt over EBITDA – fell from 1.4 in December 2002 to 1.1 over the last 12 months.

TABLE 1

TELEFÓNICA DEL PERÚ S.A.A. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS IN ADJUSTED SOLES (000) AS OF SEPTEMBER 30, 2003 1

(Prepared In Accordance With Peruvian GAAP)

					Abs. Var.	% Var.					Abs. Var.	Var. %
	3Q02		3Q03		3Q03- 3Q02	3Q03- 3Q02	9M02		9M03		9M03- 9M02	9M03- 9M02
		%		%		%		%		%		%

Local Telephone Service	400,619	46.6	372,696	44.2	(27,923)	(7.0)	1,217,510	46.5	1,143,715	44.8	(73,795)	(6.1)

Public Telephones	188,380	21.9	170,345	20.2	(18,035)	(9.6)	557,205	21.3	524,399	20.6	(32,806)	(5.9)

Long Distance	95,005	11.0	90,864	10.8	(4,141)	(4.4)	343,364	13.1	272,341	10.7	(71,023)	(20.7)

Cable TV	75,266	8.7	81,178	9.6	5,912	7.9	219,514	8.4	232,501	9.1	12,987	5.9

Business Communications	48,389	5.6	62,799	7.4	14,410	29.8	140,306	5.4	178,961	7.0	38,655	27.6

Other	52,775	6.1	65,225	7.7	12,450	23.6	139,433	5.3	199,789	7.8	60,356	43.3

Total Operating Revenues	860,434	100.0	843,107	100.0	(17,327)	(2.0)	2,617,332	100.0	2,551,706	100.0	(65,626)	(2.5)

Personnel	93,863	10.9	96,418	11.4	2,555	2.7	327,802	12.5	304,022	11.9	(23,780)	(7.3)

General and Administrative	230,497	26.8	236,735	28.1	6,238	2.7	670,483	25.6	709,955	27.8	39,472	5.9

Depreciation	246,736	28.7	249,744	29.6	3,008	1.2	737,596	28.2	747,844	29.3	10,248	1.4

Technology Transfer and Management Fees	75,633	8.8	71,991	8.5	(3,642)	(4.8)	232,581	8.9	218,741	8.6	(13,840)	(6.0)

Materials and Supplies	15,208	1.8	14,366	1.7	(842)	(5.5)	40,236	1.5	42,074	1.6	1,838	4.6

Provisions	29,395	3.4	30,804	3.7	1,409	4.8	91,129	3.5	93,961	3.7	2,832	3.1

Own Work Capitalized	(11,416)	(1.3)	(10,591)	(1.3)	825	(7.2)	(34,555)	(1.3)	(31,641)	(1.2)	2,914	(8.4)

Total Operating Costs and Expenses	679,916	79.0	689,467	81.8	9,551	1.4	2,065,272	78.9	2,084,956	81.7	19,684	1.0

Operating Income	180,518	21.0	153,640	18.2	(26,878)	(14.9)	552,060	21.1	466,750	18.3	(85,310)	(15.5)

EBITDA	427,254	49.7	403,384	47.8	(23,870)	(5.6)	1,289,656	49.3	1,214,594	47.6	(75,062)	(5.8)

Other Income (Expenses)

Interest Income	12,288	1.4	7,275	0.9	(5,013)	(40.8)	39,938	1.5	22,882	0.9	(17,056)	(42.7)

Interest Expenses	(52,744)	(6.1)	(30,979)	(3.7)	21,765	(41.3)	(180,346)	(6.9)	(100,822)	(4.0)	79,524	(44.1)

Others, net	(114,768)	(13.3)	(59,160)	(7.0)	55,608	(48.5)	(154,806)	(5.9)	(164,841)	(6.5)	(10,035)	6.5

Inflation Gain (Loss)	24,841	2.9	2,588	0.3	(22,253)	(89.6)	(26,125)	(1.0)	(9,848)	(0.4)	16,277	(62.3)

Total Other Income (Expenses)	(130,383)	(15.2)	(80,276)	(9.5)	50,107	(38.4)	(321,339)	(12.3)	(252,629)	(9.9)	68,710	(21.4)

Income Before Taxes and Participations	50,135	5.8	73,364	8.7	23,229	46.3	230,721	8.8	214,121	8.4	(16,600)	(7.2)

Workers’ Participation	(12,379)	(1.4)	(12,974)	(1.5)	(595)	4.8	(38,743)	(1.5)	(41,554)	(1.6)	(2,811)	7.3

Income Tax	(33,718)	(3.9)	(35,507)	(4.2)	(1,789)	5.3	(105,117)	(4.0)	(114,826)	(4.5)	(9,709)	9.2

Net Income	4,038	0.5	24,883	3.0	20,845	516.2	86,861	3.3	57,741	2.3	(29,120)	(33.5)

[1]	Data is adjusted according to the WPI published by the National Statistics Institute

TABLE 2

TELEFÓNICA DEL PERÚ S.A.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET IN ADJUSTED SOLES (100) AS OF SEPTEMBER 30, 2003 (1) 2

(End of Period Figures)

ASSETS

	3T03	2T03	1T03	4T02	3T02
CURRENT ASSETS
Cash and cash equivalents	29,979	99,258	66,310	55,837	74,332

Negociable securities	58,758	51,406	68,789	54,402	88,612
Accounts and notes receivable – net	716,283	676,512	687,500	652,252	666,419
Other accounts receivable	230,382	221,724	212,947	198,356	782,173
Materials and supplies	33,588	32,931	33,915	28,459	43,522
Prepaid taxes and expenses	84,093	64,125	73,095	95,224	161,225

Total current assets	1,153,083	1,145,956	1,142,556	1,084,530	1,816,283
Accounts receivable – LT wit T. Móviles	225,674	226,602	225,457	266,110	312,138

LONG-TERM INVESTMENTS	207,907	274,068	273,918	291,853	300,363

PROPERTY, PLANT AND EQUIPMENT	13,783,611	13,686,789	13,629,813	13,623,644	13,511,283

Accumulated depreciation	(7,913,108)	(7,696,009)	(7,483,626)	(7,266,696)	(7,054,582)

	5,870,503	5,990,780	6,146,187	6,356,948	6,456,701
Write-off Provision	(61,687)	(61,687)	(61,687)	(61,687)	(61,687)

	5,808,816	5,929,093	6,084,500	6,295,261	6,395,014
OTHER ASSETS, net	261,880	292,441	323,068	326,163	339,989

TOTAL ASSETS	7,657,360	7,868,160	8,049,499	8,263,917	9,163,787

CURRENT LIABILITIES
Overdrafts	—	—	—	—	—
Accounts payable and accrued liabilities	460,302	325,065	453,004	476,103	456,604

Other accounts payable	890,611	1,082,252	940,851	769,637	1,172,908

Bank Loans	207,675	351,201	368,560	479,447	344,880

Current maturities of long-term debt	57,624	57,954	293,296	58,944	603,626

Current maturities of bonds	81,255	198,272	262,834	299,287	387,284

Commercial Papers	305,347	374,301	337,996	317,047	316,225

Total current liabilities	2,002,814	2,389,045	2,656,541	2,400,465	3,281,527

LONG-TERM DEBT	357,773	368,611	311,268	811,491	855,008

BONDS	851,129	673,627	508,589	455,386	348,375

GUARANTY DEPOSITS	103,765	102,236	99,278	98,097	95,616

DEFERRED TAXES	1,030,513	1,042,195	1,026,651	1,062,512	1,085,303

SHAREHOLDERS’ EQUITY

Capital stock	2,924,524	2,924,524	2,924,524	2,924,524	2,924,524

Legal reserve	349,219	349,219	346,024	346,024	346,024

Retained earnings	37,623	18,703	176,624	165,419	227,410

TOTAL SHAREHOLDERS’ EQUITY	3,311,366	3,292,446	3,447,172	3,435,967	3,435,966

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	7,657,360	7,868,160	8,049,499	8,263,917	9,163,787

[2]	Data is adjusted according to the WPI published by the National Statistics Institute.

TABLE 3

TELEFONICA DEL PERU S.A.A. AND SUBSIDIARIES

Statistical Data, End of Period Figures

						Abs. Var.	3Q03/
	3Q02	4Q02	1Q03	2Q03	3Q03	3Q03-3Q02	3Q02
Fixed-Wire Telephone Service:
Local+Long Distance

Lines Installed	2,021,041	2,028,913	2,032,817	2,037,097	2,107,791	86,750	4.3
Profits (losses) in Lines in Service, net	19,660	21,574	16,661	33,991	46,152	26,492	134.8
Lines in Service Including Public Telephones (1)	1,785,298	1,809,598	1,828,732	1,866,171	1,915,191	129,893	7.3

Local Traffic – Minutes (000) (2)	1,707,522	1,682,638	1,633,096	1,499,533	1,482,289	(225,234)	(13.2)

Long Distance – Minutes (000)	224,387	198,524	205,907	226,751	239,200	14,813	6.6
Number of Employees (Telefónica del Perú and Subsidiaries)	4,612	4,874	5,217	5,058	5,004	392	8.5
Number of Employees (Telefónica del Perú)	3,209	3,366	3,566	3,454	3,413	204	6.4
Lines in Service per Employee (Telefónica del Perú)	556	538	513	540	561	5	0.9

Digitalization Rate (%)	96.0	96.1	96.1	96.1	96.2	0.2	0.2
Lines in Service per 100 inhabitants	6.7	6.8	6.8	6.9	7.0	0.3	4.6

PUBLIC TELEPHONES

Lines in Service (3)	104,509	107,280	109,788	113,285	116,159	11,650	11.1

ADSL

Lines in Service (5)	13,011	20,800	28,351	36,734	47,175	34,164	262.6

CABLE TV

Subscribers	338,246	340,001	340,163	345,016	355,011	16,765	5.0

Cablenet	11,830	13,589	15,192	17,701	21,022	9,192	77.7

(1)	Excluding Cellular Public Phones, Publifón and Rurals

(2)	Including traffic F2F billing (voice and internet), F2M anf M2F

(3)	Excluding prepaid cards, including plans minutes of packages

(4)	Including Fixed and Cellular Public Phones, Fixed and Cellular TUP’s Rurals (excluding Publifón)

(5)	Including Speedy Standard and Speedy Plus

Item 5.

GCF-220-A-    -03

Lima, October 30, 2003

Messers.

REGISTRO PÚBLICO DEL MERCADO DE VALORES

CONASEV

Lima.-

Re: Key Events

Dear Sirs,

According to Article 28 of the Peruvian Capital Markets Law and Key Events, Private Information and Other Communications CONASEV Resolution No. 107-2002-EF/94.10, Telefónica del Perú S.A.A. informs you about the redemption of the Series B of the 27th Issue of the Second Program of Commercial Paper, under the following characteristics:

Issue	Series	Term	Date of Issue	Maturity	Nominal Price
27th	B	213 days	03/31/03	10/30/03	S/. 500,000.00

Likewise, we inform you that on October 29th, 2003 the credit rating agency Moody’s Investors Service downgraded the rating of the certificates issued by Telefónica del Perú Grantor Trust on December 1998 from Baa1 to Baa3 and they remain under review. The certificates securitized certain accounts receivables for the long distance business. The amount outstanding of the certificates is US$43.2 million. The downgrade of the certificates’ rating is made in relation to Telefónica del Perú Grantor Trust and not in relation to the corporate rating of Telefónica del Perú, which remains BB-, according to Fitch Ratings.

Sincerely yours,

Julia Maria Morales Valentín

Representative to the Stock Exchange

Item 6.

GCF-220-A1-923-03

Lima, October 31, 2003

Messers.

REGISTRO PÚBLICO DEL MERCADO DE VALORES

CONASEV

Lima.-

Re: Key Events

Dear Sirs,

According to Article 28 of the Peruvian Capital Markets Law and Key Events, Private Information and Other Communications CONASEV Resolution No. 107-2002-EF/94.10, Telefónica del Perú S.A.A. informs you about the redemption of the Series J of the 26th and of Series H of the 27th Issue of the Second Program of Commercial Paper, under the following characteristics:

Issue	Series	Term	Date of Issue	Maturity	Nominal Price
26th	J	172 days	05/12/03	10/31/03	US$ 4,000,000.00

Issue	Series	Term	Date of Issue	Maturity	Nominal Price
27th	H	175 days	05/09/03	10/31/03	S/. 10,455,000.00

Sincerely yours,

Julia Maria Morales Valentín

Representative to the Stock Exchange

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÓNICA DEL PERÚ S.A.A.

Date: November 6, 2003	By:	/s/ JULIA MARÍA MORALES VALENTÍN
	Name:	Julia María Morales Valentín
	Title:	General Counsel of Telefónica del Perú S.A.A.